Bravo Brio Restaurant Group, Inc. Announces the Commencement
of a $50 Million Modified “Dutch Auction” Tender Offer for its Common Shares

Columbus, Ohio - November 12, 2014 - Bravo Brio Restaurant Group, Inc. (NASDAQ: BBRG) (the “Company” or “BBRG”) owner and operator of the BRAVO! Cucina Italiana (BRAVO!) and BRIO Tuscan Grille (BRIO) restaurant concepts, announced the commencement today of a modified "Dutch auction" tender offer to purchase up to $50 million in value of its common shares. The modified "Dutch auction" tender offer will be financed from borrowings under the Company’s new, five-year $100 million senior secured credit facility. The tender offer is being made pursuant to the Offer to Purchase dated November 12, 2014, and the Company's Schedule TO, which will be filed with the Securities and Exchange Commission and more fully sets forth the terms and conditions of the tender offer.

Under the terms of the tender offer, BBRG’s shareholders will have the opportunity to tender some or all of their shares at a price per share of not less than $12.50 and not greater than $14.50. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per share price within the range that will enable it to purchase up to $50 million in shares, or such lower amount depending on the number of shares that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. At the minimum price of $12.50 per share, BBRG would repurchase a maximum of 4,000,000 shares, or approximately 21.4%, of the Company’s outstanding common shares as of November 10, 2014.

The tender offer will expire at 12:00 midnight, New York City time, at the end of the day on December 10, 2014, unless extended or withdrawn. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time. The tender offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase. The tender offer is not conditioned on the tender of a minimum number of shares or upon obtaining financing.  Subject to applicable law, the Company may amend, extend or terminate the tender offer at any time.

The Company has engaged Jefferies LLC as the dealer manager for the tender offer. The information agent for the tender offer is D. F. King & Co., Inc. and the depositary is Wells Fargo Bank, N.A. The Offer to Purchase, the related Letter of Transmittal, and the other tender offer materials are being mailed to BBRG shareholders. Shareholders who have questions or would like additional copies of the tender offer documents, may call the information agent at (800) 499-8410. Banks and brokers may call (212) 269-5550.

BBRG’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the tender offer.

Neither the Company nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the proposed tender offer or as to the price or prices at which shareholders may choose to tender their shares, and has not authorized any person to do so. Shareholders must decide how many shares they will tender, if any, and the price or prices within the stated range at which they will tender their shares. In doing so, shareholders should carefully evaluate all of the information in the Offer to Purchase, the related Letter of Transmittal, and the other tender offer materials before making any decision with respect to the tender offer, and should consult their own financial, legal and tax advisors and brokers.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information concerning the tender offer. Each of these documents will be filed with the SEC and holders of common shares may obtain these documents free of charge at the "SEC Filings" tab at http://investors.bbrg.com, the SEC's website at www.sec.gov, or at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. In addition, holders of common shares may also request additional copies of the Schedule TO, the Offer to Purchase, the related Letter of Transmittal and other filed tender offer materials free of charge by contacting D.F. King, the information agent for the tender offer, by telephone at 800-499-8410, or by e-mail at BBRG@dfking.com.

About Bravo Brio Restaurant Group, Inc.

Bravo Brio Restaurant Group, Inc. is a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana and BRIO Tuscan Grille. BBRG has positioned its brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments, a combination known as the upscale affordable dining segment. Each of BBRG's brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. BBRG strives to be the best Italian restaurant company in America and is focused on providing its guests an excellent dining experience through consistency of execution.

Forward-Looking Statements

Some of the statements in this release contain forward-looking statements, which involve risks and uncertainties. These statements relate to future events or Bravo Brio Restaurant Group, Inc.'s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under the heading “Risk Factors” in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 3, 2014.

Although Bravo Brio Restaurant Group, Inc. believes that the expectations reflected in the forward-looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change.

Contacts:
Investor Relations
Don Duffy / Raphael Gross
(203) 682-8200